Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-170492

May 6, 2011

Silver ETF Safe?

[Beginning of recorded material.]

00:02:28

Melissa Lee:	Okay, let’s bring in Noel Archard, who is the iShares managing director of the SLV ETF. Noel, good to have you with us on a day like today. What’s your reaction or have you seen this happen before, where the CME will actually raise margin requirements four times in about a week and a half?

Noel Archard:	I haven’t, but, you know, clearly, as was just stated, these are circumstances that are being enacted, I mean, to cool down volatility in the market, presumably. But the trading community or the investors that want access to this are just going to factor that in to whether it’s a smart trade for them or not.

Melissa Lee:	Have you been noticing — I don’t know if you can comment on this at all — but have you been noticing with the volatility in the past week or so, outflows from the SLV — tremendous outflows?

Noel Archard:	We have seen some outflows over the last week, and I think that’s one of the interesting aspects, especially in relation to the comments that were made yesterday referring to SLV in terms that I think are simply wrong and bordered on irresponsible.

Melissa Lee:	You mean the Ponzi scheme —

Noel Archard:	Absolutely.

Melissa Lee:	Comment. Okay.

Guy Adami:	Well, then push back — I mean, I happen to agree with you, by the way — but why wouldn’t it be?

Noel Archard:	Well, I think, you know, first off, it’s 180 from a Ponzi scheme, right? I mean, the whole premise for the physical-backed ETFs, whether it’s a commodity, whether it’s securities, is that the price of the ETF is pegged to actually owning something in the fund or in the trust, and in the case of SLV, it’s silver bars held in a vault.

00:03:52	So whether there’s upside pressure by people buying and creating more shares, forcing delivery in, or downside pressure, which would end up in redemptions of the fund and silver going back out into the market, there’s always that stability between the price of the fund and the silver in the vault.

Karen Finerman:	[It’s Karen.] Let me ask you a question so I can understand the ETF a little better. The $10 move, from let’s say $38 to $48, in terms of market cap of the SLV ETF, was that the same dollar amount as the move down from $48 to $38?

Noel Archard:	Yeah, so you do see the same step function as it rolls through because the price of the fund is pegged to London fixed, so there’s a natural equation there between the two. What I would say is not in line — you know, we get a lot of questions just, you know, is this just sort of cause or effect, you know? Are people trading and that’s causing these changes in prices, or is the change in price reflective of other macro conditions and folks are trading around it? I think it’s a little bit of the latter.

Karen Finerman:	That doesn’t really answer the question. Is — the dollar amount of the market cap of SLV from $38 to $48 was X. From $48 to $38, is that greater than, less than, or equal to X?

Noel Archard:	It’s, again, a straight — well, there’s two aspects to it, right? It’s the price move of the silver, and it’s also, when you’re looking at the outstanding value of the fund, it’s reflective of shares outstanding in the fund. So in the last week or so, we’ve actually seen some outflows in the fund. Year to date, the fund has actually had about $2 billion, roughly, reduction in shares outstanding, which is reflective of shares being put back to us and silver going back out to the marketplace.

Melissa Lee:	Karen, what’s your — what’s the thinking behind this line of questioning? I’m just curious.

Karen Finerman:	That if more money was — I’m curious if more money was lost on the $10 down than was made on that $10 up, and I think — that’s the point that I’m trying to make. So that, to me, says more weak hands if there was more money lost, is my guess.

Melissa Lee:	Right.

Brian Kelly:	I guess my question would be, to kind of put the Ponzi scheme to rest, if I want to exchange my shares for silver, can I do that?

Noel Archard:	If you’re an authorized participant in the fund, which means that you’re qualified to take delivery of the silver and deliver shares to us back, then, yes, you can.

If not, you’re going to trade in the secondary market and get a value of your shares that’s equivalent to the value of silver underlined in the fund.

Melissa Lee:	All right, Noel, thanks so much for joining us today. Noel Archard, managing director of the iShares SLV ETF.

[End of recorded material.]

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

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Shares of the Silver Trust are created to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities. The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by them. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally, silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

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